DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

March 11, 2002 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated March 11, 2002

Enclosed is a copy of our News Release dated March 11, 2002 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dw 3/29

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

CDNX Symbol: DTA
March 11, 2002 No. of Pages: 2

DRILLING TO COMMENCE ON THE WO CLAIM BLOCK, LAC DE GRAS, NWT

Archon Minerals Limited, a joint venture partner, has advised Dentonia Resources Ltd. (Dentonia) that a diamond drill and geological crew (4-5 men) have been mobilized to carry out a winter drill program with a track-mounted drill rig on the WO claim block. This program is to commence shortly.

The WO claim block is located directly south of the Diavik Diamond Mine, and easy access is provided via the winter road. This block encompasses approximately 56,000 hectares (139,000 acres).

Twenty-two targets, in addition to the known kimberlites (9), have been identified as potential kimberlites on the WO block. These targets have been identified with one or more of kimberlite indicator mineral (KIM) trains, magnetic, electromagnetic and/or gravity anomalies and have been ranked as Priority I, Priority II, and Priority III on a probability scale as possible kimberlites.

These targets vary in size from 0.6 hectare (1.9 acres) to 12.6 hectares (31 acres) and three targets have been classified as Priority I and one as Priority I/II.

Eleven of these targets are located within a radius of 3-4 km (or 1.9 miles – 2.5 miles) of the diamondiferous kimberlites pipes DO27, DO18 (Tli Kwi Cho) and DO29N.

Three of the eleven targets are Priority I, raising the probability of these targets being kimberlites. Kimberlites commonly occur in clusters and with possible additional kimberlites, the DO27 pipe may become economic.

The area surrounding DO27, DO18, DO29N is being taken to a 21-year lease under the provisions of the Canada Mining Regulations, NWT.

In addition a series of elongated lakes, trending south-north, located in the north-west quadrant of the WO claim block, will be investigated by exploratory drilling.

These lakes have no geophysical anomalies, apart from gravity lows, which may be due to lake sediments, but have distinct unexplained kimberlite indicator mineral support.

For more details on the DO27 and DO29N kimberlite pipes and their potential, reference is made to Dentonia's news releases of December 18, 2001, February 5, 2002, and its Annual Report 2001. These documents will be provided upon request or may be viewed at www.sedar.com and www.stockhouse.com.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President